FOR IMMEDIATE RELEASE

Craig M. Hammett - Senior Vice President, Chief Financial Officer 402-341-4500 Craig S. Allen - Manager, Investor Relations 402-341-4500

               CalEnergy Announces Settlement With
    Korea First Bank and Hanbo Regarding the Casecnan Project

     OMAHA, NEBRASKA, April 17, 1998 --- CalEnergy Company, Inc. ("CalEnergy" or the "Company") (NYSE: CE; PCS; LSE) announced today that its subsidiary CE Casecnan Water and Energy Company, Inc. ("CE Casecnan") it and Hanbo Corporation, Hanbo Engineering & Construction Company, Ltd. and Hanbo Steel Company, Ltd. (collectively, the "Hanbo Entities") and Korea First Bank ("KFB") have mutually agreed to settle the differences among them related to the Casecnan project in the Philippines. As previously reported, the Hanbo Entities, who had been acting as turnkey contractors and guarantors for the Casecnan project, were terminated and replaced in May 1997 by CE Casecnan, at which time CE Casecnan made an initial draw on the KFB letter of credit securing the Hanbo Entities performance under the contract. Further, since that initial draw, CE Casecnan had made three additional draws on the letter of credit, all of which the Hanbo Entities opposed.

     As previously reported, in May 1997 CE Casecnan initiated litigation in New York state court against KFB and last week, the New York Appellate Division unanimously affirmed the lower court's summary judgment in favor of CE Casecnan in that litigation. A motion seeking to appeal that decision had been filed by KFB. As a result of the termination of the construction contract, the Hanbo Entities also had commenced an arbitration proceeding with the International Chamber of Commerce.

     Under the settlement, KFB has agreed to pay CE Casecnan $90 million and the parties have discontinued with prejudice the pending arbitration and litigation proceedings and released each other from all claims arising out of the litigation and arbitration.

     David L. Sokol, Chairman and Chief Executive Officer of CalEnergy, stated: "We are pleased to have resolved the disputes with KFB and the Hanbo Entities related to our Casecnan irrigation and power project in the Philippines. The terms of this settlement provide sufficient funds for us to complete the project. Work on the project with the replacement contractor is proceeding and with this contingency removed, we look forward to focusing our full attention on successful completion and operation of the project."

     CalEnergy is a global energy company that manages and owns interests in over 5,000 net megawatts of power generation facilities in operation, construction and development worldwide. Through its subsidiary Northern Electric, CalEnergy supplies and distributes electricity and gas to 1.8 million customers in the United Kingdom. The Company produces energy from diversified fuel sources including geothermal, natural gas and hydroelectric. CalEnergy conducts business in the U.S., U.K., Philippines, Indonesia, Poland and Australia, and employs more than 4,200 people worldwide. In the year ended December 31, 1997, CalEnergy generated revenues of over $2.2 billion and had assets of approximately $7.5 billion.

                        www.calenergy.com

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